Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

January 25, 2023

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Brian McAllister, Craig Arakawa, Timothy S. Levenberg and Laura Nicholson

Re:	C3is Inc.

Draft Registration Statement on Form F-1

Submitted on December 7, 2022

CIK No. 0001951067

Ladies and Gentlemen,

This letter sets forth the response of C3is Inc. (the “Registrant”) to the comment letter dated January 3, 2023 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Draft Registration Statement on Form F-1 confidentially submitted via EDGAR on December 7, 2022 (the “Registration Statement”).

On behalf of the Registrant, we have confidentially submitted to the SEC a revised Registration Statement (the “Revised Registration Statement”) today via EDGAR responding to the Staff’s comments. In order to facilitate your review, we have repeated the Staff’s comments below.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant. References to page numbers in the comments below are to page numbers in the Registration Statement. References to page numbers in the responses below are to page numbers in the Revised Registration Statement.

Draft Registration Statement on Form F-1

Cover Page

1.	On your cover page, please disclose the voting rights of the registrant’s common stock, and the voting rights of the Series A Convertible Preferred Stock to be held by Imperial Petroleum.

Response: In response to the Staff’s comment, the Registrant has revised the cover page of the prospectus contained in the Registration Statement to disclose the voting rights of the registrant’s common stock, and the voting rights of the Series A Convertible Preferred Stock to be held by Imperial Petroleum

January 25, 2023

Questions and Answers About the Spin-off Distribution, page 4

2.

We note your disclosure that warrantholders of Imperial Petroleum will receive one C3is common share for each share of Imperial Petroleum common stock that they have the right to purchase pursuant to the warrants. Please revise to clarify whether such distribution is required by the terms of the warrants.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify that the distribution, at the same distribution ratio as for common stockholders, is required by the terms of Imperial Petroleum’s outstanding warrants.

Prospectus Summary

Market Opportunity, page 10

3.	We note your disclosure that the market outlook is heavily supported by new regulations. Please revise to clarify the impact on this registrant.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on page 10 to clarify the impact of new regulations.

Summary Financial and Other Data, page 21

4.

We note your presentation of the non-GAAP measure charter equivalent revenues. Given that this measure reduces your reported revenue by a non-revenue line item, explain to us your basis for presenting and labelling this as a measure of revenue. In addition, tell us how you considered the presentation of the reconciliation for this non-GAAP measure to the most directly comparable GAAP measure, i.e. gross margin that includes depreciation, depletion and amortization. See Item 10(e)(1)(i)(B) of Regulation S-K.

Response: The Registrant advises the Staff that it has intended charter equivalent revenues, which is a measure commonly used by shipping companies, to be presented as a measure of revenue. The Registrant has revised the Registration Statement on page 21 to change the name of this measure to Time charter equivalent revenues.

The Registrant is mainly focusing on employing its vessels under time charters of up to one or two years as well as under spot voyages. As the charter market changes and the Registrant grows its fleet, it may continue to adjust its chartering strategy to include a higher percentage of time charters, including those with medium to longer term duration.

Under a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of the time charterer. In a spot voyage contract, the Registrant, as owner of the ship, is responsible for the related voyage expenses, such as port, canal and fuel costs. Consequently, the daily hire rate payable to the shipowner under a spot voyage contract, and in turn the revenue recognized, is higher, all else being equal, to take into account the additional costs for which the shipowner is responsible under a spot voyage contract. Because of the different nature of these two types of arrangements, the amount of revenues earned by the Registrant can differ significantly between them.

January 25, 2023

Therefore, the Registrant has presented Time charter equivalent revenues as a measure that is intended to enable the comparison of its revenues earned from time charters and spot voyage contracts across reporting periods, as the mix of these two charter types between reporting periods impacts the amount of revenues presented in revenues, net on the Combined Statements of Comprehensive Income and has, accordingly, reconciled this measure to revenues which it considers the most directly comparable GAAP measure.

Risk Factors

Global economic conditions may continue to negatively impact the dry bulk shipping industry, page 24

5.	We note your disclosure that you conduct a substantial portion of your business in China or with Chinese counterparties. Please tell us whether the majority of your operations are in China.

Response: The Registrant respectfully advises the Staff that it does not have any on-shore presence in China and that port calls in China represented 11% and 6% of its worldwide port calls in 2021 and 2022, respectively, and revenues from Chinese charterers represented less than 10% of its revenues in 2021 and the six months ended June 30, 2022, respectively.

The Registrant has also revised the Registration Statement on page 25 to clarify its historical and potential future contacts with China.

Inflation could adversely affect our business and financial results, page 40

6.

You state that you “have experienced increased costs for crew, spares, and stores, which [you] currently expect to continue into 2023.” Under “Inflation” at page 63, you state that “To date inflation has had a moderate impact on our operating expenses, dry-docking expenses and corporate overhead.” Please expand your disclosures to identify the principal factors contributing to the inflationary pressures the company has experienced and to clarify the resulting impact to the company.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on pages 40 and 63.

7.	Similarly, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on page 63.

January 25, 2023

If our common shares do not meet the Nasdaq Capital Market’s minimum share price requirement…, page 52

8.

We note your disclosure regarding the risk that your common shares could be delisted. We also note that Imperial Petroleum Inc. has disclosed that its common stock does not meet the Nasdaq Capital Market’s minimum share price requirement, and may be delisted if Imperial Petroleum cannot cure such deficiency within the prescribed timeframe. Please include such information in your risk factor disclosure, or tell us why you do not believe such information is material.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on pages 52 and 53.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 66

9.

We note that in August 2022 you repaid the entire $6.8 million of debt outstanding at June 30, 2022. Please revise to explain whether this was accomplished with the use of internal or external sources of funding and if the payment involved related parties, as applicable.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on page 67.

10.

You disclose that you believe working capital is sufficient for your short-term liquidity requirements. Please revise to separately disclose your plans and your ability to generate and obtain adequate amounts of cash in the long-term. Please refer to Item 303(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on page 67.

11.

We refer you to your discussion of net cash provided by operations on page 67. Please provide an enhanced analysis that explains the impact from the balance with the related party, which has materially reduced operating cash flows by $4,061,422 for the period ending December 31, 2021 and $2,113,105 for the six-month period ended June 30, 2022. Disclose if the trend with the manager, Brave Maritime, is expected to continue and if it is reasonably likely to result in your liquidity increasing or decreasing in any material way. We refer you to Item 303(b)(1)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on page 68.

3. Pro Forma Adjustments, page 74

12.

We refer you to note 3.(c). Please disclose the method used to determine these predecessor financial statements reflect all of the costs of doing business and the method of allocating common expenses along with management’s assertion that the method used is reasonable. We refer you to Questions 1 and 2 of SAB Topic 1.B.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on page 76 to clarify that the statements of comprehensive income of C3is Inc. Predecessor reflect all of its costs of doing business and there are no other expenses incurred on its behalf that need to be reflected in these statements.

January 25, 2023

13.

We refer you to note 3.(e). Revise to include the pro forma basic and diluted per share and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of comprehensive income in accordance with Article 11-02(a)(9) of Regulation S-X. Include the disclosure requirements in ASC 260-10-50.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on pages 74, 75 and 77.

Background and Purpose of the Spin-Off Distribution, page 76

14.

We note your disclosure here and on pages 4 and 16 that since the Spin-Off Distribution will result in two “pure play” companies, Imperial Petroleum and the Company expect that the Spin-Off Distribution will result in an increase of shareholder value if the aggregate trading value of the two separate entities exceeds that of the trading value of Imperial Petroleum before the Spin-Off Distribution, “as historical trends suggest.” We also note that you state that the Imperial Petroleum board of directors “received presentations from its financial advisor that noted the foregoing trends and information.” If you retain these assertions, provide us with support for, and revise to further explain your reference to, the “historical trends.” Also clarify the extent to which the expectations of C3is and Imperial Petroleum were based on the presentations.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on pages 4, 16, 17 and 78.

15.	Please revise to clarify the role of the financial advisor referenced on page 76. In addition, please disclose how the terms for the Series A Convertible Preferred Stock were determined.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on pages 78 and 79.

Business

Environmental and other Regulations, page 81

16.

We note your disclosure on page 82 that you currently have no committed capital expenditure obligations or plans for the installation of scrubbers on your vessels. Please revise to provide related risk factor disclosure.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on pages 28, 29 and 84 to add risk disclosure.

Management, page 93

17.

We note your disclosure that Nina Pyndiah is expected to be appointed as Chief Financial Officer at the effective time of the registration statement. However, we also note that it is anticipated that Ms. Pyndiah will sign the registration statement as the principal financial officer and principal accounting officer. Please reconcile or advise.

January 25, 2023

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement to reflect that Ms. Pyndiah will not sign the registration statement as the principal financial officer and principal accounting officer.

*****

Please contact the undersigned at (212) 459-7257 or via email at FMurphy@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

Goodwin Procter LLP

By:	/s/ Finnbarr D. Murphy

Finnbarr D. Murphy

cc: Diamantis Andriotis, C3is Inc.